Attorney and counselors at Law	203 N LaSalle, Suite 2100 Chicago, IL 60601 Tel (312) 888-6633 Fax (217) 970-1066 Info@getechlaw.com

JULY 28, 2021

Attn: James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Efund City Metro Income Fund LLC Offering Statement on Form 1-A Submitted June 1, 2021 CIK No. 0001809632

Dear Mr. Regan:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 11, 2021 (the “Comment Letter”) addressed to Efund City Metro Income Fund LLC (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Offering Statement on Form 1-A Filed June 1, 2021

Use of Proceeds, page 27

1.	It appears the clause regarding a minimum offering amount prior to the start of operations has been removed in your latest offering statement. However, disclosures here in the use of proceeds and within note disclosures to your financial statements on page F-7, appear to allude to the existence of a minimum offering requirement. Please clarify and/or revise accordingly

Response to Comment No. 1:

In accordance with the Staff’s comment, the Company has revised the disclosures on page F-7.

Signature, pages III-2

2.

Your response notwithstanding, it does not appear that you have provided the appropriate signatures as required by the Instructions to Signatures on Form 1-A. Your signature page must comply with the requirements of Form 1-A. In this regard, the offering document must indicate who is signing as the Principal Accounting Officer

Response to Comment No. 2

In accordance with the Staff’s comment, the Company has revised the signature section.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me.

Very truly yours,

GETECH LAW LLC

By:	/s/ Ge (Linda) Lei
Ge (Linda) Lei